TEAMHAUS CO (Formerly CoWorkly LLC)

UNADUITED
FINANCIAL STATEMENTS

Years Ended
DECEMBER 31, 2022 and 2021

TEAMHAUS CO (Formerly CoWorkly LLC)
Balance Sheet
December 31, 2022 and 2021

ASSETS

	2022	2021
CURRENT ASSETS:		
Cash	$14,034	$33,342
	14,034	33,342
OTHER ASSETS:		
IRC Section 754 Adjustments	40,807	12,563
Domaine Names Acquired	5,100	--
	45,907	12,563
Total Assets	**$59,941**	**$45,905**

LIABILITIES and PARTNERS' EQUITY

	2022	2021
CURRENT LIABILITIES:		
Partner Buyout Payment Due	$ 2,560	$ --
SBA Loan	2,800	2,800
	5,360	2,800
PARTNERS' EQUITY:		
Partner Capital Balances	9,581	(1,895)
SAFE Future Equity Obligation	45,000	45,000
	54,581	43,105
Total Liabilities & Partners' Equity	**$59,941**	**$45,905**

Unaudited financial statements

TEAMHAUS CO (Formerly CoWorkly LLC)
Statement of Earnings
Years Ended December 31,

	2022	2021
OPERATING REVENUES:		
Collected Revenues	$95,362	$24,179
OTHER (INCOME) and EXPENSE:		
Advertising	9,404	1,325
Legal & Accounting	4,450	--
Contractors	87,034	25,250
Insurance	167	251
Office Software	2,400	570
Other Direct Expenses	1,335	--
Technology (Credit) Cost	(4,750)	792
Meals & Entertainment	231	--
Taxes Licenses	6,068	1,201
Travel	537	--
Salaries & Wages	20,526	8,591
Stripe Fees	1,572	1,871
Reconciliation Adjustments	(1,182)	--
Rent	125	--
	127,917	39,851
NET INCOME (LOSS)	$(32,555)	$(15,672)

TEAMHAUS CO (Formerly CoWorkly LLC)
Statement of Cash Flows
Years Ended December 31,

	2022	2021
Net Income (Loss)	$(32,555)	$(15,672)
Cash Provided (Used) by Operating Activities	(32,555)	(15,672)
Cash Flows From Investing Activities:		
None	--	--
Cash Provided (Used) by Investing Activities	--	--
Cash Flows From Financing Activities:		
IRC Section 754 Adjustments	(28,244)	(1,655)
Acquisition of Domaine Names	(5,100)	--
Buyout Obligation Due Former Partner	2,560	--
Additional Paid in Capital	44,031	2,988
SAFE obligation for future capital	--	45,000
Cash Provided (Used) by Financing Activities	13,247	46,333
Net Increase (Decrease) in Cash	(19,308)	30,661
Cash, Beginning of Period	33,342	2,681
Cash, End of Period	$14,034	$33,342

TEAMHAUS CO (Formerly CoWorkly LLC)
Statement of Partner's Equity
Years Ended December 31,

	2022	2021
Partners' Equity:		
Partner Capital Contributions	$ 44,031	2,988
Liquidation Payment on Partner Buyout	(2,586)	--
IRC Section 754 Adjustments	26,594	8,277
Partner Share of Accumulated Deficit	(56,563)	(24,007)
Changes In Partners' Equity	11,476	(12,742)
Partners' Equity, Beginning of Period	(1,895)	10,847
Partners' Equity, End of Period	$9,581	$(1,895)

Unaudited financial statements

TeamHaus Co. (formerly Coworkly LLC) (the "Company") a Delaware Corporation
Unaudited Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

On June 16, 2023 TeamHaus Co. d/b/a Basil (the "Company") was incorporated in Delaware and acquired all of the assets of Coworkly LLC, a Massachusetts limited liability company. Coworkly LLC was organized on September 12, 2019 and was the predecessor operating entity to TeamHaus Co.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting

The Company prepares its financial statements on a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

b. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d. Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.